Exhibit 12.1

	Nine Months Ended
	September 30,		Years Ended December 31,

	2008	2007	2006	2005	2004	2003
Earnings:
Income before income taxes	$(54,661)	$186,565	$173,082	$86,711	$141,238	$113,915
Add: fixed charges	15,086	20,616	5,020	4,675	4,026	4,727

Total earnings	$(39,575)	$207,181	$178,102	$91,386	$145,264	$118,642

Fixed charges:
Interest expensed	$9,099	$12,291	$608	$608	$731	$1,913
Amortization of debt issuance cost	1,718	3,410	508	553	630	304
Interest component of rental payments (1)	4,269	4,915	3,904	3,514	2,665	2,510

Total fixed charges	$15,086	$20,616	$5,020	$4,675	$4,026	$4,727

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.

Ratio of earnings to fixed charges	*	**	10.0	35.5	19.5	36.1	25.1

***	The ratio of earnings to fixed charges is not presented for the nine months ended September 30, 2008 because of a deficiency in earnings to cover fixed charges of $54.7 million for the period.